SO
3-22-04

04003560

VF 3-10-04

OMB APPROVAL

OMB Number: 3235-0123

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53511

MAR - 1 2004
WASH. D.C. 158 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WILLIAM GALLAGHER ASSOCIATES INVESTMENT SERVICES GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

470 ATLANTIC AVENUE
BOSTON, MASSACHUSETTS 02210

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. SHARON BOLDUC, PRESIDENT (617) 646-0253

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

90 CANAL STREET	BOSTON,	MA	02114
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2)*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I SHARON BOLDUC swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILLIAM GALLAGHER ASSOCIATES INVESTMENT GROUP, INC. as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sharon D Bolduc
Signature

President
Title

Notary Public

MY COMMISSION EXPIRES
AUGUST 19, 2005

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of
William Gallagher Associates Insurance Brokers, Inc.)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of William Gallagher Associates Insurance Brokers, Inc.)

Years Ended December 31, 2003 and 2002

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholder
William Gallagher Associates Investment Services Group, Inc.
(A wholly owned subsidiary of William Gallagher Associates Insurance Brokers, Inc.)
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of William Gallagher Associates Investment Services Group, Inc. (the "Company," a wholly owned subsidiary of William Gallagher Associates Insurance Brokers, Inc.) as of December 31, 2003 and 2002 and the related statements of income and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William Gallagher Associates Investment Services Group, Inc. as of December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying Schedules I and II are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
February 5, 2004

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.
Balance Sheets
December 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 63,531	$ 31,432
Accounts receivable	3,570	-
Due from affiliates	1,750	-
Prepaid expenses	900	870
Total assets	$ 69,751	$ 32,302
Liabilities and Shareholder's Equity		
Current liabilities:		
Due to affiliates	6,042	6,042
Taxes payable - current	456	-
Total liabilities	6,498	6,042
Shareholder's equity:		
Common stock, no par value; 200,000 shares authorized, 1,000 shares issued and outstanding	35,000	35,000
Retained earnings	28,253	(8,740)
Total shareholder's equity	63,253	26,260
Total liabilities and shareholder's equity	$ 69,751	$ 32,302

The accompanying notes are an integral part of these financial statements.

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.
Statements of Income and Retained Earnings
Years Ended December 31, 2003 and 2002

	2003	2002
Revenue	$ 55,175	$ 15,134
Expenses:		
Professional fees	14,148	13,986
Liscenses	1,600	2,955
Subscriptions/publications	1,470	-
Miscellaneous expenses	964	85
Insurance expense	-	806
Total expenses	18,182	17,832
Net income (loss)	36,993	(2,698)
Accumulated deficit, beginning of year	(8,740)	(6,042)
Retained earnings (accumulated deficit), end of year	$ 28,253	$ (8,740)

The accompanying notes are an integral part of these financial statements.

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.
Statements of Cash Flows
Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 36,993	$ (2,698)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Prepaid expense	(30)	(870)
Due from affiliates	(1,750)	-
Accounts receivable	(3,570)	-
Income taxes payable	456	-
Net cash provided by (used in) operating activities	32,099	(3,568)
Net increase (decrease) in cash and cash equivalents	32,099	(3,568)
Cash and cash equivalents, beginning of year	31,432	35,000
Cash and cash equivalents, end of year	$ 63,531	$ 31,432

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
William Gallagher Associates Investment Services Group, Inc. (the "Company"), a Massachusetts corporation, is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company was formed in 2001 and then registered in February, 2003 with the Securities and Exchange Commission (SEC) as a limited broker-dealer. The Company engages in brokering the sale of 401(k) retirement plans for clients primarily within Massachusetts. The Company is a wholly-owned subsidiary of William Gallagher Associates Insurance Brokers, Inc. (the "Parent").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Commissions are calculated as a percentage of plan assets held at a third party custodian and recognized when earned, in accordance with contract provisions.

Accounts Receivable
Accounts receivable represent amounts due from the custodians' of customer investments. No allowance has been provided for on accounts receivable because management believes all amounts are collectible.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Income Taxes
Pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, the Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities, due to a change in tax rates, is recognized in operations in the period that included the enactment date.

The Company is included in the consolidated federal and state income tax returns of the Parent, which is an S corporation, pursuant to a tax sharing agreement. The Company's Management believes taxes allocated under the Parent's tax sharing agreements will be immaterial.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash and cash equivalents, receivables and payables.

NOTE 2 – SHAREHOLDER'S EQUITY

On January 29, 2001, the Board of Directors authorized 200,000 shares of no par value common stock and issued 1,000 shares of such common stock to the Parent for proceeds of $35,000.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2003 and 2002, the Company had audited net capital as defined of $57,489 and $25,390, respectively, which exceeded the required net capital by $52,489 and $20,390 in 2003 and 2002, respectively.

At December 31, 2003 there were differences between the audited net capital computation and the computation prepared by the Company, however the effect to the net capital was minimal. See supplemental schedule I.

NOTE 4 – RELATED PARTY TRANSACTIONS

Expense sharing agreement

The Company is a wholly owned subsidiary of the Parent. As per an expense sharing agreement, effective November 2001 and revised December 2003, the Parent agrees to pay for all operating expenses of the Company, including postage, telephone, rent, miscellaneous office supplies and the salaries of the individuals employed by the Parent who perform services for the Company's matters. The Company will pay all of its direct expenses.

Intercompany Transactions

At times, a commission payment due to the Company will be collected by the Parent. If this payment is not forwarded to the Company, it will be recorded as an amount due from affiliate. Also, the Company may, at times, collect payments due to the Parent. In this case the Company will credit the amount due from affiliate. At December 31, 2003 and 2002 the net amounts due from the Parent were $1,750 and $0, respectively.

During 2001, the Company incurred start up costs totaling $6,042, which were paid by the Parent on behalf of the Company. As of December 31, 2003 and 2002, the Company has not paid this amount back to the Parent and is recorded as an amount due to affiliate.

NOTE 5 – MAJOR CUSTOMERS

The Company received approximately 70% of its revenue from four customers for the year ended December 31, 2003. The Company received all of its revenue from one customer for the year ended December 31, 2002.

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of William Gallagher Associates Insurance Brokers, Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2003 and 2002

Schedule I

	Audited Net Capital 2003	As originally filed 2003
Capital:		
Common Stock	35,000	35,000
Retained Earnings	28,253	26,273
Total Capital	63,253	61,273
Unallowable assets and liabilities:		
Accounts receivable	3,570	-
Prepaid expenses	900	1,748
Due from affiliates	1,750	2,035
Taxes payable - current	(456)	-
Total unallowable assets and liabilities	5,764	3,783
Net capital	57,489	57,490
Minimum net capital required	5,000	5,000
Excess net capital	52,489	52,490
Total aggregate indebtedness	6,498	6,042
Ratio of aggregate indebtedness to net capital	0.11	0.11

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of William Gallagher Associates Insurance Brokers, Inc.)
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3
December 31, 2003 and 2002

Schedule II

William Gallagher Associates Investment Services Group, Inc. is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

BROWN & BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholder
William Gallagher Associates Investment Services Group, Inc.
(A wholly owned subsidiary of William Gallagher Associates Insurance Brokers, Inc.)
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements of William Gallagher Associates Investment Services Group, Inc., (a wholly owned subsidiary of William Gallagher Associates Insurance Brokers, Inc.), for the years ended December 31, 2003, and 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SECs objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2003 and 2002 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2003 and 2002. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
February 5, 2004